January 22, 2026

Jacob (Kobi) Marinka
Chief Executive Officer
Arbe Robotics Ltd.
HaHashmonaim St. 107
Tel Aviv-Yafo
Israel

       Re: Arbe Robotics Ltd.
           Registration Statement on Form F-3
           Filed January 20, 2026
           File No. 333-292838
Dear Jacob (Kobi) Marinka:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Shay Dayan